Issuer Free Writing Prospectus

Dated March 27, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-237426

VIACOMCBS INC.

FINAL TERM SHEET

Issuer:	ViacomCBS Inc.

Trade Date:	March 27, 2020

Settlement Date:*	April 1, 2020 (T+3)

Securities Offered:	4.750% Senior Notes due 2025	4.950% Senior Notes due 2031

Size:	$1,250,000,000	$1,250,000,000

Maturity:	May 15, 2025	January 15, 2031

Coupon:	4.750%	4.950%

Yield to Maturity:	4.860%	5.191%

Spread to Benchmark Treasury:	T+445 bps	T+445 bps

Benchmark Treasury:	UST 1.125% due February 28, 2025	UST 1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	103-15 1⁄4 / 0.410%	107-07 / 0.741%

Price to Public:	99.498% of face amount plus accrued interest, if any, from April 1, 2020, if settlement occurs after that date	98.036% of face amount plus accrued interest, if any, from April 1, 2020, if settlement occurs after that date

Purchase Price by Underwriters:	99.148% of face amount plus accrued interest, if any, from April 1, 2020, if settlement occurs after that date	97.586% of face amount plus accrued interest, if any, from April 1, 2020, if settlement occurs after that date

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing November 15, 2020 (long first coupon)	Semi-annually on January 15 and July 15, commencing July 15, 2020 (short first coupon)

Regular Record Dates:	May 1 and November 1	January 1 and July 1

Optional Redemption Provisions:

Make-Whole Call:	Greater of 100% or T+50 bps (at any time prior to April 15, 2025)	Greater of 100% or T+50 bps (at any time prior to October 15, 2030)

Par Call:	At any time on or after April 15, 2025	At any time on or after October 15, 2030

CUSIP / ISIN:	92556H AA5 / US92556HAA59	92556H AB3 / US92556HAB33

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the senior notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to, but not including, the date of repurchase

Net Proceeds (Before Expenses) to ViacomCBS:	$2,459,175,000

Use of Proceeds:	Our net proceeds from this offering are estimated to be approximately $2,454,975,000, after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering, after deducting underwriting discounts and commissions and our other fees and expenses related to this offering for general corporate purposes, which may include repayment of outstanding indebtedness.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

Ratings:**	Moody’s Investors Service: Baa2 (stable) S&P Global Ratings: BBB (negative) Fitch Ratings: BBB (stable)

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Banca IMI S.p.A.

BNY Mellon Capital Markets, LLC

ICBC Standard Bank Plc

Siebert Williams Shank & Co., LLC

SunTrust Robinson Humphrey, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

* It is expected that delivery of the 4.750% Senior Notes due 2025 and 4.950% Senior Notes due 2031 (together, the “Senior Notes”) will be made against payment therefor in New York City on or about April 1, 2020, which will be the third business day following the date of pricing of the Senior Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on any date prior to the date that is two business days before delivery will be required, by virtue of the fact that the Senior Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533 and (iv) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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